Exhibit 99.1

IMMEDIATE	11 October 2004

Royal & SunAlliance Presentation to Investors and Analysts on its Global Change Programme

Royal & SunAlliance will be meeting with analysts and investors this afternoon to outline the key drivers of its global operational change programme and the significant progress already made towards its publicly stated targets of 100% COR on average across the cycle for its ongoing businesses and £270m of annualised expense savings.

–ENDS–

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 4027

Finsbury
Julius Duncan
Tel: +44 (0) 20 7251 3801

Note to Editors

The slides from the presentations are available from the homepage of the Group’s website at www.royalsunalliance.com and the session will also be broadcast as a live audiocast. An indexed version of the audiocast will be available on the website from Wednesday 13 October.